EQ ADVISORS TRUST

1290 Avenue of the Americas

New York, New York 10104

April 27, 2007

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment Nos. 48 and 51 to the Registration Statement on Form N-1A of EQ Advisors Trust (File Nos. 333-17217 and 811-07953)

Dear Mr. Oh:

In connection with the above-referenced filings by EQ Advisors Trust (“Registrant”), the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filings; (2) comments by the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filings; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

EQ ADVISORS TRUST

By:	/s/ Patricia Louie

Patricia Louie

Vice President and Secretary